Integrated finance company
NICHIEI CO., LTD.

File Number: 82-4664

June 28 , 2002

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
United States

Re: Information Furnished Pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934

Dear Sirs:

Nichiei Co., Ltd. (the "Company"), a stock company incorporated under the laws of Japan, hereby furnishes to the Securities and Exchange Commission the attached information and/or document(s) pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934 (the "Exchange Act"). In accordance with subparagraphs (4) and (5) of the Rule, the information and/or document(s) furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information or document(s) pursuant to the Rule shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Best regards,

NICHIEI CO., LTD.

By: Akira Suzuki
AKIRA SUZUKI
DIRECTOR AND HEAD OF
CORPORATE PLANNING GROUP

Dlw 8/27

Nichiei Co., Ltd.

Index

Translation for:

1. Notice of Convocation of the 33rd Ordinary General Meeting of Shareholders

2. Business Report for the 33rd Fiscal Period

3. Notice of Resolutions at the 33rd Ordinary General Meeting of Shareholders

4. Annual Securities Report

File Number: 82-4664

(Summary English Translation)

June 12, 2002

TO OUR SHAREHOLDERS:

Nichiei Co., Ltd.
60, Nakamachi, Shichijo-goshonouchi
Shimogyo-ku, Kyoto
Japan

Ryuichi Matsuda
President and Representative Director

Notice of Convocation of the 33rd Ordinary General Meeting of Shareholders

This is to inform you that the Company's 33rd Ordinary General Meeting of Shareholders will be held as described below.

You are cordially invited to attend the Meeting.

IF YOU ARE UNABLE TO ATTEND, YOU MAY EXERCISE YOUR VOTING RIGHTS IN WRITING. IF YOU WISH TO DO SO, AFTER EXAMINING THE ATTACHED REFERENCE MATERIALS, PLEASE INDICATE YOUR VOTES BY FILLING OUT AND SIGNING THE ENCLOSED FORM FOR EXERCISING VOTING RIGHTS, AND RETURN THE FORM TO US.

Particulars

(1) Date: 10:00 a.m., Thursday, June 27, 2002

(2) Place: 7th Floor, Large Conference Room of the Head Office of the Company, located at 60, Nakamachi, Shichijo-goshonouchi, Shimogyo-ku, Kyoto, Japan

(3) Purpose of Meeting:

Matters to be reported:	Presentation of Business Report, Balance Sheet and Statement of Income for the 33rd fiscal year from April 1, 2001 through March 31, 2002.

Matters to be resolved:

Agendum No. 1:	Approval of the proposed appropriation of retained earnings for the 33rd fiscal year.
Agendum No. 2:	Amendments of a part of the Articles of Incorporation. The content of the proposed agendum is as set forth on pages ___ through ___ of "Reference Material Concerning Exercise of Votes".
Agendum No. 3:	Acquisition of treasury stock. The content of the proposed agendum is as set forth on page ___of "Reference Material Concerning Exercise of Votes".
Agendum No. 4:	Election of seven Directors.
Agendum No. 5:	Election of two Statutory Auditors.
Agendum No. 6:	Payment of retirement benefits to Directors who retired prior to the Meeting.

* * * * * * * * * *

If you attend the Meeting on the appointed date, please bring with you the form for exercising voting rights enclosed herewith, and surrender it to the receptionist at the place of the Meeting.

(Attached Materials)

BUSINESS REPORT

For the period from April 1, 2001 through March 31, 2002

1. SUMMARY OF OPERATIONS

Business developments and results, capital investments and financing of the Company for the fiscal year ended March 31, 2002, future business strategies, business results and financial position in recent years are mentioned.

2. SUMMARY OF THE COMPANY

Information relating to principal businesses, offices, employees, state of shares, combined businesses, principal correspondent banks and directors and statutory auditors of the Company is mentioned.

BALANCE SHEET
As of March 31, 2002

	(Thousands of yen)
Assets	
Current Assets:	
Cash and deposits	¥33,698,437
Money deposited	26,433,039
Bills receivable	2,785,338
Commercial bills	48,689,877
Loans	108,189,711
Prepaid expenses	1,313,082
Accounts receivable	10,881,790
Deferred tax assets	15,122,085
Other current assets	901,669
Allowance for bad debts	-5,261,500
Total current assets	242,753,530
Fixed Assets:	
Tangible fixed assets:	
Buildings	14,974,549
Structures	40,237
Furniture and fixtures	117,359
Land	9,358,012
Construction in progress	53,136
Total tangible fixed assets	24,543,295
Intangible fixed assets:	
Software	534,670
Telephone subscription rights	266,092
Total intangible fixed assets	800,763

Investment and others:	
Investment securities	1,828,725
Shares of stock of subsidiaries	1,500,000
Investment in capital	1,271,141
Long-term loans of subsidiaries	54,800,000
Long-term prepaid expenses	744,189
Deferred tax assets	35,741,491
Other investment, etc.	1,266,286
Total investment and others	97,151,833
Total fixed assets	122,495,892
Deferred Assets:	
Note issue expenses	228,119
Total deferred assets	228,119
Total Assets	¥365,477,542

(Thousands of yen)

Liabilities	
Current Liabilities:	
Short-term borrowings	¥40,909,539
Long-term borrowings due within one year	11,932,100
Accrued claims	1,152,324
Accrued expenses	471,973
Accrued corporate tax, etc.	97,200
Deposits received	608,916
Deferred income	2,664,755
Allowance for employees' bonuses	320,000
Allowance for loss from litigation	28,234,000
Other current liabilities	43,471
Total current liabilities	86,434,282
Fixed Liabilities:	
Notes	22,990,000
Convertible bonds	34,810,000
Long-term borrowings	28,519,820
Allowance for retirement benefits	51,821
Allowance for loss from subsidiaries	24,685,000
Other fixed liabilities	2,949,162
Total fixed liabilities	114,005,804
Total liabilities	¥200,440,086

	(Thousands of yen)
Shareholders' Equity	
Common Stock	¥49,886,979
Statutory Reserve:	
Capital reserve	52,308,979
Profit reserve	2,704,924
Total statutory reserve	55,013,903
Variance of the re-estimate	-20,897,882
Surplus:	
Voluntary reserve	85,600,000
General reserve	85,600,000
Unappropriated retained deficit	3,004,422
(Net deficit for the period	5,490,967)
Total surplus	82,595,577
Variance of the estimate:	
Variance of the estimate of other securities	-426,827
Total variance of the estimate	-426,827
Treasury Stock	-1,134,295
Total shareholders' equity	165,037,456
Total Liabilities and Shareholders' Equity	¥365,477,542

STATEMENT OF INCOME

(Year ended March 31, 2002)

	(Thousands of yen)
Ordinary Items	
Operating profit and loss:	
Operating revenue:	
Interest income and discount income	¥30,323,835
Interest on deposits in banks	7,426
Commission income	2,361,190
Profit on sale of trust notes	3,654,625
Income from leases on real estate	528,585
Total operating revenue	36,875,663
Operating expenses:	
Financial expenses	7,534,312
Commission expenses	783,242
Cost of leases on real estate	411,041
Selling, general and administrative expenses	21,024,448
Total operating expenses	29,753,046
Total operating profit	7,122,616
Non-operating profit and loss:	
Non-operating revenue:	
Dividend income	46,736
Income from redemption of notes	1,797,165
Miscellaneous revenue	149,238
Total non-operating revenue	1,993,140
Non-operating expenses:	
Interest expenses	110,782
Interest on notes	704,774
Note issue expenses written-off	233,202
Miscellaneous loss	434,950
Total non-operating expenses	1,483,709
Ordinary profit	¥7,632,046

(Thousands of yen)

Extraordinary Items	
Extraordinary profit:	
Profit on sale of investment securities	2,104,462
Total extraordinary profit	2,104,462
Extraordinary loss:	
Loss on disposal of fixed assets	797,667
Loss on valuation of franchise	38,045
Provision for allowance for loss from litigation	20,724,111
Provision for allowance for loss from subsidiaries	13,039,000
Total extraordinary loss	34,598,824
Net deficit before taxes	24,862,314
Corporate tax, inhabitants tax and enterprise tax	365,258
Corporate tax, etc. adjustment	-19,736,605
	-19,371,347
Net deficit for the period	5,490,967
Retained earnings brought forward	2,984,236
Cancellation of treasury stock using profit	497,691
Unappropriated retained deficit for the period	¥3,004,422

STATEMENT OF APPROPRIATION OF RETAINED EARNINGS

(Year ended March 31, 2002)

	(Yen)
Unappropriated retained deficit for the period	¥3,004,422,319
Liquidation of voluntary reserve:	5,000,000,000
Liquidation of general reserve	5,000,000,000
Total	1,995,577,681

We will appropriate these amounts as follows:

Dividend (Ordinary dividend ¥12.50 per share)	1,005,166,100
Retained earnings brought forward to the next period	¥990,411,581

Copy of Audit Report of Accounting Auditors

AUDIT REPORT

Mr. Ryuichi Matsuda
President and Representative Director
Nichiei Co., Ltd.

May 20, 2002

Chuo Aoyama Audit Corporation

Yukihiro Matsunaga (Seal)
Certified Public Accountant
Representative and Engagement Partner

Kazumi Fukai (Seal)
Certified Public Accountant
Engagement Partner

We have audited, pursuant to the provisions of Article 2 of the Special Law of the commercial Code Concerning Audit, etc. of Stock corporation, the balance sheet, statement of income and retained earnings, business report (limited to the portion relating to accounting), proposed appropriation of retained earnings and supporting schedules (limited to the portion relating to accounting) of Nichiei Co., Ltd. ("the Company") for the 33rd fiscal year from April 1, 2001 to March 31, 2002. The accounting parts of the business report and supporting schedules audited by us are those derived from the accounting books and records of the Company.

In the course of such audit, our examination was made in accordance with generally accepted auditing standards and all relevant auditing procedures were carried out as are normally required. Such auditing procedures also include auditing procedures as we considered necessary in the examination of subsidiaries of the Company.

As a result of our audit, we are of the opinion that:

1. The balance sheet and the statement of income and retained earnings of the Company present fairly the financial position and the results of operations of the Company in conformity with the laws and regulations and the Company's Articles of Incorporation.

2. The business report of the Company (limited to the portion relating to accounting) presents fairly the conditions of the Company in conformity with the laws and regulations and the Company's Articles of Incorporation.

3. The proposed appropriation of retained earnings is presented in compliance with the provisions of the relevant laws, regulations and the Company's Articles of Incorporation.

4. The supporting schedules (limited to the portion relating to accounting) do not contain any items that should be pointed out by the provisions of the Commercial Code.

There are no interest relationships to be mentioned in accordance with the provisions of the Certified Public Accountants Law between the Company and our firm or engagement partners.

Copy of Audit Report of the Board of Statutory Auditors

AUDIT REPORT

We as the Board of Statutory Auditors have prepared this Audit Report after consultation, based on the report from each Statutory Auditor of the methods and results of the audit concerning the execution of duties of the Directors during the 33rd fiscal year from April 1, 2001 to March 31, 2002, and hereby report as follows:

1. Outline of Audit Methods by the Statutory Auditors

In accordance with the audit policy, division of duties, etc. prescribed by the Board of Statutory Auditors, each Statutory Auditor has regularly attended meetings of the Board of Directors and other important meetings, received reports on business from the Directors and others, inspected important documents including those showing approval of executives, investigated the conduct of business and the condition of properties at the head office and the major business offices, requested reports on business from the subsidiaries, visited subsidiaries and investigated their conduct of business and condition of properties whenever it was deemed necessary, received reports and explanations from the Accounting Auditors, and examined the financial statements and the supplementary statement.

In connection with the competitive businesses engaged in by the Directors, transactions between the Company and the Directors involving conflicts of interest between the Company and the Directors, grants of benefits without consideration by the Company, transactions of an extraordinary nature between the Company and its subsidiaries or shareholders and the acquisition or disposal, etc. of treasury stock, each Statutory Auditor has, in addition to the aforesaid methods, further investigated the details of such transactions and requested reports from the Directors and others whenever necessary.

2. Results of Audit

(1) The methods and results of the audit by the Accounting Auditors, Chuo Aoyama Audit Corporation, are due and proper;

(2) The business report presents fairly the condition of the Company in accordance with Japanese laws and regulations and the Articles of Incorporation of the Company;

(3) There is no matter which is required to be pointed out by us in connection with the proposed appropriation of retained earnings, in light of the financial position and other condition of the Company;

(4) The supplementary statement sets forth fairly the matters required to be set forth therein, and there is no matter which is required to be pointed out by us with respect thereto;

(5) There has been neither unfair conduct nor any material breach of Japanese laws or regulations or the Articles of Incorporation of the Company in connection with the execution of duties of the Directors. Furthermore, there has been no breach of their obligations by the Directors in connection with the competitive businesses engaged in by the Directors, transactions between the Company and the Directors involving conflicts of interest between the Company and the Directors, grants of benefits without consideration by the Company, transactions of an extraordinary nature between the Company and its subsidiaries or shareholders or the acquisition or disposal, etc. of treasury stock.

(6) As a result of investigation of the subsidiaries, there is no matter which is required to be pointed out by us with respect to the execution of duties of their directors.

May 23, 2002

Board of Statutory Auditors
Nichiei Co., Ltd.

Takeshi Noishiki (Seal)
Full-time Statutory Auditor

Bunyu Kajima (Seal)
Statutory Auditor

Takuya Goto (Seal)
Statutory Auditor

(Note) The Auditors Mr. Takeshi Noishiki and Mr. Bunyu Kajima are outside Statutory Auditors as required under paragraph 1, Article 18 of the Law for Special Exceptions to the Commercial Code concerning Audit, etc. of Kabushiki-Kaisha.

REFERENCE MATERIAL CONCERNING EXERCISE OF VOTES

1. **Total number of voting rights**

803,102

2. **Agenda and Reference Material**

Agendum No. 1: Approval of the proposed appropriation of retained earnings for the 33rd fiscal year

The content of the proposed agendum is set forth in the "Statement of Appropriation of Retained Earnings" in the attachment hereto.

Agendum No. 2: Amendments of a part of the Articles of Incorporation

The reason for and content of the amendments are mentioned.

Agendum No. 3: Acquisition of treasury stock

It is proposed that the acquisition of up to a maximum of 2,500,000 shares of the common stock of the Company during the period from the close of this General Meeting until the close of the next following Annual General Meeting of Shareholders for a maximum acquisition price of ¥3,000,000,000 be approved, in order that the execution of capital management in a flexible manner be possible and based upon the provisions of Article 210 of the Commercial Code.

Agendum No. 4: Election of seven Director

Names, brief personal histories and numbers of the Company's shares owned by the candidates are mentioned.

Agendum No. 5: Election of two Statutory Auditors

Names, brief personal histories and numbers of the Company's shares owned by the candidates are mentioned.

Agendum No. 6: Payment of retirement benefits to Directors who retired prior to the Meeting

It is proposed that appropriate retirement benefits be paid to four retired directors in accordance with the Company's regulations and its customary practices. It is proposed that the details of such retirement benefits, including the amount, time and method of payment, be discussed and determined by the Board of Directors.

Names and brief personal histories of the retired directors are mentioned.

* * * * * * * * * *

File Number: 82-4664

(Summary English Translation)

Business Report for the 33rd Fiscal Period

April 1, 2001 through March 31, 2002

Nichiei Co., Ltd.

To Our Shareholders

Compliments of Ryuichi Matsuda, the President and Representative Director of the Company, are mentioned.

Outline of Business (April 1, 2001 through March 31, 2002)

Outline of the Company's business developments and results for the fiscal year ended March 31, 2002 and future business strategies are mentioned.

Contents of Business

Outline of (i) discounting of commercial bills and (ii) loans evidenced by promissory notes and secured by third party's guarantee are mentioned.

Compliance Report

The Company's basic principles of compliance and outline of the organization of the Compliance Committee are mentioned.

Financial Highlights

Financial Data for the Four Most Recent Fiscal Years

	30th	31st	32nd	33rd
Balance of Loans (million yen)	475,994	322,214	246,922	156,879
Operating Income (million yen)	104,429	92,935	49,498	36,875
Ordinary Profit/Loss (million yen)	63,954	41,119	-5,975	7,632
Net Income/Deficit (million yen)	32,499	2,143	-36,164	-5,490
Total Assets (million yen)	621,440	573,333	443,425	365,477
Net Assets (million yen)	217,761	218,275	182,562	165,037
Common Stock (million yen)	42,042	42,051	43,526	49,886
Net Assets per Share (yen)	3,296.88	3,304.56	2,690.44	2,052.37
Net Income/Deficit per Share (yen)	498.12	32.46	-545.69	-69.09
Dividends to Net Income (%)	15.24	231.06	—	—

(Notes)

1. *Regarding the balance of loans as of the end of the 31st fiscal year, 65,986 million yen was off-balanced through securitization of "guaranteed loan on notes".*
2. *Regarding the balance of loans as of the end of the 33rd fiscal year, 31,267 million yen was off-balanced through securitization of "guaranteed loan on notes".*
3. *Business developments and results of the 33rd fiscal period is as set forth in "Outline of Business" below.*
4. *In calculation of net assets per share for each fiscal year, the number of outstanding shares as at the end of the relevant period is used. From the 33rd fiscal year, the number of outstanding shares as at the end of the relevant period is the figure after deduction of the number of treasury stock.*
5. *In calculation of net income per share for each fiscal year, the average number of outstanding shares for the relevant period is used. From the 33rd fiscal year, the average number of outstanding shares for the relevant period is the figure after deduction of the number of treasury stock.*

Information Concerning Shares

(i) Total number of shares authorized to be issued: 188,039,100 shares
Decrease during this fiscal year
due to purchase and cancellation of shares using profit: 441,700 shares

(ii) Total number of outstanding shares: 81,738,490 shares
Increase during this fiscal year
due to issuance of new shares through conversion of convertible bonds:
14,324,291 shares
Decrease during this fiscal year
due to purchase and cancellation of shares using profit: 441,700 shares

(iii) Total number of shareholders as of the end of the fiscal year: 31,959 persons

(iv) Names of principal shareholders, etc. are mentioned.

(v) Acquisition, disposal, etc. and holding of treasury stock

1. Shares acquired

   Shares acquired pursuant to the provisions of Article 3 of the "Law for Special Exceptions to the Commercial Code concerning Procedures for Cancellation of Shares" (abolished on October 1, 2001 through enactment of the "Law Amending a Part of the Commercial Code Etc.") and by resolution of the meeting of the board of directors pursuant to its Articles of Incorporation:

   Common stock: 1,766,200 shares
   Aggregate amount of acquisition price of shares: ¥1,631,331,200

   Shares acquired through purchase of shares less than one unit:

   Common stock: 3,592 shares
   Aggregate amount of acquisition price of shares: ¥4,436,330

2. Shares disposed

   Common stock: 3,300 shares
   Aggregate amount of disposition price of shares: ¥3,350,800

3. Shares that completed procedures for expiration

   Common stock: 441,700 shares

4. Shares held as at the end of fiscal year

   Common stock: 1,325,202 shares

A table presenting fluctuations in the Company's share price for its three most recent fiscal years is included.

	Year ended March 31, 2000	Year ended March 31, 2001	Year ended March 31, 2002
High (yen)	11,450	2,865	1,759
Low (yen)	1,602	480	752
Number of Shareholders (persons)	15,989	24,018	31,959

Graphs presenting shareholders by category and the number of shares per shareholder are represented, etc. are included.

Branches

A list of the Company's branches is inserted.

Outline of the Company

Name: Nichiei Co., Ltd.
Date of Incorporation: March 17, 1970
Capital: 49,886,979,162 yen
Nature of Business:
(1) Discounting of commercial bills
(2) Loans evidenced by promissory notes to corporations
(3) Leasing real estate
Head Office: 60, Nakamachi, Shichijo-goshonouchi, Shimogyo-ku, Kyoto
Total Number of Branches: 110
Total Number of Employees: 1,410
Material Subsidiary: Nihonshinyouhoshou Corporation

Memorandum

Names of 7 directors (including 1 representative director) and 3 statutory auditors are mentioned.

End of Fiscal Year: March 31 (each year)

General Shareholders' Meeting: Late June (each year)

Date on which Shareholders to Receive Dividends is Fixed:

March 31 (For interim dividend, September 30)

Transfer Agent: The Mitsubishi Trust and Banking Corporation
11-1, Nagatacho 2-chome, Chiyoda-ku, Tokyo 100-8212

Office of Transfer Agent: The Mitsubishi Trust and Banking Corporation
Stock Transfer Agency Division
11-1, Nagatacho 2-chome, Chiyoda-ku, Tokyo 100-8212

(Where to Make Contact): The Mitsubishi Trust and Banking Corporation
Stock Transfer Agency Division
7-7, Nishi-Ikebukuro 1-chome, Toshima-ku, Tokyo 171-8508
Tel.: 03-5391-1900

Where to Trust Transfer: All Branches of The Mitsubishi Trust and Banking Corporation in Japan

Newspaper in which Public Notices are Published: *Nihon Keizai Shimbun*

"Notice of Resolutions at the 33rd Ordinary General Meeting of Shareholders" dated June 27, 2002 is attached.

(English Translation)

June 27, 2002

TO OUR SHAREHOLDERS:

Nichiei Co., Ltd.
60, Goshonouchi-Nakamachi
Shichijo, Shimogyo-ku, Kyoto
Japan

Ryuichi Matsuda
President and Chief Executive Officer

Notice of Resolutions at the 33rd Ordinary General Meeting of Shareholders

Please take notice that the following matters were reported to and resolved by the 33rd Ordinary General Meeting of Shareholders held today.

Particulars

Matters reported:

Report of Business Report, Balance Sheet and Statement of Income for the 33rd fiscal year (from April 1, 2001 through March 31, 2002).

We reported the contents of the above statements of account.

Matters resolved:

Agendum No. 1: Approval of the proposed appropriation of retained earnings for the 33rd fiscal year

It was determined that cash dividends be paid in the amount of ¥12.50 per share in accordance with the original proposal.

Agendum No. 2: Amendment of a part of the Articles of Incorporation

The contents of the following amendments of the Articles of Incorporation were approved in accordance with the original proposal.

(1) In order to have a corporate name that responds to our business policy as the Company faces the rapid progress of the 21st century, Article 1 (Trade Name) of the existing Articles of Incorporation will be amended for the purpose of changing the Company's name and the Supplemental Regulations will be restated for the purpose of confirming the timing of such change.

(2) For the purpose of cancellation of shares through the use of retained earnings from this fiscal year, 441,700 shares of the common stock of the Company will, pursuant to the former "Law Concerning Special Exceptions to the Commercial Code Regarding Procedures for the Cancellation of Shares" (Law No. 55 of 1997) and the Articles of Incorporation, and based on a resolution of the Meeting of the Board of Directors convened July 23, 2001, be acquired by September 30th of this year and cancelled. As the total number of issued shares of the Company will be reduced by 441,700 shares, paragraph 1 of Article 5 of the existing Articles of Incorporation will be amended.

(3) As the "Law Amending a Part of the Commercial Code Etc." (Law No. 79 of 2001) that was enacted on October 1, 2001 abolished the par-value share system, established the new share unit system and revoked the "Law Concerning Special Exceptions to the Commercial Code Regarding Procedures for the Cancellation of Shares" etc., paragraph 2 of Article 5 (Par Value of Each Par Value Share) and Article 6 (Cancellation of Shares) of the existing Articles of Incorporation as well as the provisions of the Supplemental Regulations concerning the cancellation of shares were revoked, Article 7 of the existing Articles of Incorporation was changed from "Number of Shares Constituting One Unit" to "Number of Shares Constituting One Unit / Non-Issuance of Shares less than One Unit" and was moved to Article 6, and provision relating to non-issuance of fractional shares less than one unit and provision relating to non-registration in the fractional shares registration were newly incorporated in paragraph 2 of Article 6 and Article 7, respectively, and necessary changes to

Article 8 (Transfer Agent), Article 9 (Share Handling Regulations), Article 17 (Election of Directors), Article 28 (Election of Statutory Auditors) were effected.

(4) Based on the "Law Amending a Part of the Commercial Code Etc." (Law No. 128 of 2001, enacted April 1, 2002) and the "Law Concerning Amendments of Related Laws in accordance with Enactment of the Law Amending a Part of the Commercial Code" (Law No. 129 of 2001, enacted April 1, 2002), Article 41 (Conversion of Convertible Bonds or Notes and Dividends) was revoked and necessary changes to paragraph 1 of Article 10 (Record Date), Article 14 (Exercise of Voting Rights by Proxy), Article 38 (Payment of Shareholder's Dividends) and Article 39 (Interim Dividends) of the existing Articles of Incorporation, will be effected.

(5) Renumbering of paragraphs and articles in accordance with the above-mentioned amendments will be effected.

Agendum No. 3: Acquisition of treasury stock

In order that the execution of capital management in a flexible manner be possible and based upon the provisions of Article 210 of the Commercial Code, the acquisition of up to a maximum of 2,500,000 shares of the common stock of the Company during the period from the close of this General Meeting until the close of the next following Annual General Meeting of Shareholders for a maximum acquisition price of ¥3,000,000,000 was approved as set forth in the original proposal.

Agendum No. 4: Election of seven Directors

As set forth in the original proposal, appointment of following seven directors was approved:

Ryuichi Matsuda
Norio Chihara
Hiroshi Matoba
Yunosuke Atarashi
Toshio Munakata

Kazuya Yamazaki
Akira Suzuki

Agendum No. 5: Election of two Statutory Auditors

The Appointment of the following two statutory auditors was approved as set forth in the original proposal:

Masaki Tsukiji
Masahiro Maeda

Mr. Masaki Tsukiji and Mr. Masahiro Maeda are outside Statutory Auditors as required under paragraph 1, Article 18 of the Law for Special Exceptions to the Commercial Code concerning Audit, etc. of Corporation.

Agendum No. 6: Payment of retirement benefits to Directors who retired prior to the Meeting

In recognition of their service to the Company, payment of retirement benefits to Sadao Taguchi, who retired from the board on September 30, 2000, Kenji Takamura who retired from the board on August 31, 2001, Junichi Noda who retired from the board on October 30, 2001 and Kazuo Murakami who retired from the board on February 4, 2002 within the scope of the standards of the Company was unanimously approved by the all directors as set forth in the original proposal, with the details of such retirement benefits, including the amount, time and method of payment to be delegated to the Board of Directors.

==

Concerning Payment of Dividends

Please receive Dividends to Shareholders for the 33rd Fiscal Year by presenting the "Notice of Payment by Postal Exchange" contained in this envelope to the nearest post office during the dividend payment period (from June 28, 2002 to July 31, 2002).

"Calculation of Dividends to Shareholders for the 33rd Fiscal Year" and "Confirmation of Payee of Dividends" have been mailed to persons indicated to be payees in this same envelope. Please confirm the same.

File Number: 82-4664

BRIEF DESCRIPTION OF JAPANESE LANGUAGE DOCUMENTS

Annual Securities Report

The Annual Securities Report for the 33rd fiscal period (April 1, 2001 through March 31, 2002) prepared in accordance with Article 24 of the Securities and Exchange Law has been submitted to the Director of the Kanto Local Finance Bureau, the Tokyo Stock Exchange and the Osaka Securities Exchange on June 28, 2002.